UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 29, 2022

CONSTELLATION BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-08495	16-0716709
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

207 High Point Drive, Building 100, Victor, NY 14564
(Address of principal executive offices)              (Zip Code)

Registrant’s telephone number, including area code   (585) 678-7100

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock	STZ	New York Stock Exchange
Class B Common Stock	STZ.B	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 2.02	Results of Operations and Financial Condition.
On June 30, 2022, Constellation Brands, Inc. (“Constellation” or the “Company”), a Delaware corporation, issued a news release (the “release”) announcing its financial condition and results of operations as of and for the first fiscal quarter ended May 31, 2022. A copy of the release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The projections constituting the guidance included in the release involve risks and uncertainties, the outcome of which cannot be foreseen at this time; therefore, actual results may vary materially from these forecasts. In this regard, see the information included in the release under the caption “Forward-Looking Statements.”

The information in the release is “furnished” and not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and is not otherwise subject to the liabilities of that section. Such information may be incorporated by reference in another filing under the Securities Exchange Act of 1934 or the Securities Act of 1933 only if and to the extent such subsequent filing specifically references the information incorporated by reference herein.

The release contains non-GAAP financial measures; in the release these are referred to as “comparable” measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position, or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has provided reconciliations within the release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

Comparable measures, including those presenting the impact of the Company’s equity method investment in Canopy Growth Corporation (“Canopy”), are provided because management uses this information in monitoring and evaluating the results and underlying business trends of the core operations of the Company, its investment in Canopy, and/or in internal goal setting. In addition, the Company believes this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

Item 7.01	Regulation FD Disclosure.
On June 30, 2022, Constellation issued a news release regarding its first fiscal quarter ended May 31, 2022, a copy of which release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

On June 29, 2022, Constellation issued a news release announcing that its indirect, wholly-owned subsidiary, Greenstar Canada Investment Limited Partnership (“Greenstar”), has entered into an exchange agreement with Canopy, pursuant to which Greenstar has agreed to sell an aggregate of C$100,000,000 principal amount of existing 4.25% senior notes due 2023 to Canopy in exchange for Canopy common shares. A copy of this news release is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

On June 30, 2022, Constellation issued a news release announcing a plan to reclassify the Company’s common stock to eliminate its Class B Common Stock (the “Reclassification”). In support of the Reclassification, the Company has entered into a Reclassification Agreement (the “Reclassification Agreement”), dated June 30, 2022, with Richard Sands, Robert Sands, other members of the Sands family, and certain of their affiliated entities, the beneficial owners of approximately 98% of the issued and outstanding shares of the Class B Common Stock, par value $0.01 per share, of the Company. A copy of this news release is furnished herewith as Exhibit 99.3 and is incorporated herein by reference. A copy of the Reclassification Agreement will be filed with the Securities and Exchange Commission (the “SEC”) as soon as is reasonably practicable.

On June 29, 2022, the Company’s Board of Directors declared a quarterly cash dividend in the amount of $0.80 per issued and outstanding share of the Company’s Class A Common Stock, $0.72 per issued and outstanding share of the Company’s Class B Convertible Common Stock, and $0.72 per issued and outstanding share of the Company’s Class 1 Convertible Common Stock, in each case payable on August 24, 2022, to stockholders of record of each respective class as of the close of business on August 10, 2022.

References to Constellation’s website and/or other social media sites or platforms in the news releases do not incorporate by reference the information on such websites, social media sites, or platforms into this Current Report on Form 8-K, and Constellation disclaims any such incorporation by reference. The information in the news releases attached as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is “furnished” and not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and is not otherwise subject to the liabilities of that section. Such information may be incorporated by reference in another filing under the Securities Exchange Act of 1934 or the Securities Act of 1933 only if and to the extent such subsequent filing specifically references the information incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to future plans and objectives of management and Constellation’s Board of Directors, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this Current Report on Form 8-K and Constellation does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements in this Current Report on Form 8-K regarding Constellation and the Reclassification that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Constellation’s business and future financial and operating results and capital structure following the closing of the proposed Reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Constellation’s control. These factors include, among other things, (1) failure to receive the requisite approvals of Constellation’s shareholders necessary to achieve the Reclassification; (2) any other delays with respect to, or the failure to complete, the Reclassification; (3) the ultimate outcome of any litigation matter related to the Reclassification; (4) the ability to recognize the anticipated benefits of the Reclassification; (5) Constellation’s ability to execute successfully its strategic plans; and (6) the effect of the announcement or the consummation of the proposed Reclassification on the market price of the capital stock of Constellation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations can be found in Constellation’s filings with the SEC, including the risk factors discussed in Constellation’s most recent Annual Report on Form 10-K for the fiscal year ended February 28, 2022.

IMPORTANT ADDITIONAL INFORMATION

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Constellation intends to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed Reclassification. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com.

PARTICIPANTS IN THE SOLICITATION

The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed Reclassification transaction. Information regarding Constellation’s directors and executive officers is available in Constellation’s most recent proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders to be held on July 19, 2022, which was filed with the SEC on June 2, 2022, and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Item 9.01	Financial Statements and Exhibits.
For the exhibits that are furnished herewith, see the Index to Exhibits immediately following.

INDEX TO EXHIBITS

Exhibit No.	Description

(99)	ADDITIONAL EXHIBITS

(99.1)	News Release of Constellation Brands, Inc. dated June 30, 2022.

(99.2)	News Release of Constellation Brands, Inc. dated June 29, 2022.

(99.3)	News Release of Constellation Brands, Inc. dated June 30, 2022.

(104)	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2022	CONSTELLATION BRANDS, INC.

		By:	/s/ Garth Hankinson
Garth Hankinson
Executive Vice President and Chief Financial Officer